

SECURITIES AND EXCHANGE COMMISSION RECEIVED JUN 1 2010 DIVISION OF MARKET REGULATION

SECURI 10031109 ON

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

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SEC FILE NUMBER
8- 49667

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Rangemark Capital Markets Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One State Street Plaza
(No. and Street)

New York (City) NY (State) 10004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Dean Rogers 212-208- 3187
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

345 Park Avenue (Address) New York (City) NY (State) 10154 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Dean Rogers, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Rangemark Capital Markets, Inc., as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Director and Controller

Title

JAMILAH T. COLES
Notary Public, State of New York
No. 01CO6169406
Qualified in Kings County
Commission Expires June 25, 2011



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors Report on Internal Controls.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Independent Auditors' Report

The Board of Directors and Shareholder
RangeMark Capital Markets, Inc.:

We have audited the accompanying statement of financial condition of RangeMark Capital Markets, Inc. (the Company) (an indirect wholly owned subsidiary of Ambac Financial Group, Inc.) as of December 31, 2009, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of RangeMark Capital Markets, Inc. as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, significant deterioration of the guaranteed portfolio coupled with the inability to write new financial guarantees has adversely impacted the business, results of operations and financial condition of Ambac Financial Group, Inc. and it's operating subsidiary, Ambac Assurance Corporation. Ambac Assurance Corporation is subject to significant regulatory oversight by the Office of the Commissioner of Insurance of the State of Wisconsin, including the recent establishment and rehabilitation of a segregated account of Ambac Assurance Corporation. Additionally, as discussed in Note 1 to the financial statements, Ambac Financial Group, Inc. has limited liquidity. Such factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained the Schedules I, and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

April 15, 2010

RANGEMARK CAPITAL MARKETS, INC.
(An Indirect Wholly Owned Subsidiary of
Ambac Financial Group, Inc.)
Statement of Financial Condition

December 31, 2009

Assets

Cash and cash equivalents	$	552,667
Prepaid expenses and other assets		49,700
Total assets	$	602,367

Liabilities and Stockholder's Equity

Liabilities:		
Accrued expenses	$	7,775
Total liabilities		7,775
Stockholder's equity:		
Common stock, par value $0.01 per share, 10,000 shares authorized and outstanding		100
Additional paid-in capital		2,051,905
Accumulated deficit		(1,457,413)
Total stockholder's equity		594,592
Total liabilities and stockholder's equity	$	602,367

See accompanying notes to financial statements.

RANGEMARK CAPITAL MARKETS, INC.
(An Indirect Wholly Owned Subsidiary of
Ambac Financial Group, Inc.)
Statement of Income

Year ended December 31, 2009

Revenues:	
Interest income	$ 2,168
Total revenues	2,168
Expenses:	
Professional fees	27,000
Expense allocation from Ambac affiliates	35,563
Licensing and filing fees	60,160
Other expenses	5,561
Total expenses	128,284
Loss before income taxes	(126,116)
Income tax expense	235,376
Net loss	$ (361,492)

See accompanying notes to financial statements.

RANGEMARK CAPITAL MARKETS, INC.
(An Indirect Wholly Owned Subsidiary of
Ambac Financial Group, Inc.)
Statement of Changes in Stockholder's Equity
Year ended December 31, 2009

		Common Stock		Additional paid-in capital		Accumulated deficit		Total
Balance at December 31, 2008	$	100	$	2,051,905	$	(1,095,921)	$	956,084
Net loss		—		—		(361,492)		(361,492)
Balance at December 31, 2009	$	100	$	2,051,905	$	(1,457,413)	$	594,592

See accompanying notes to financial statements.

RANGEMARK CAPITAL MARKETS, INC.
(An Indirect Wholly Owned Subsidiary of
Ambac Financial Group, Inc.)
Statement of Cash Flows

Year ended December 31, 2009

Cash flows from operating activities:		
Net loss	$	(361,492)
Adjustments to reconcile net loss to net cash used in operating activities:		
Decrease (increase) in operating assets:		
Taxes receivable		243,275
Prepaid expenses and other assets		(11,926)
Decrease in operating liabilities:		
Accrued expenses		(6,780)
Total adjustments		224,569
Net cash used in operating activities		(136,923)
Cash and cash equivalents at beginning of year		689,590
Cash and cash equivalents at end of year	$	552,667
Supplemental disclosure of cash flow information:		
Income taxes paid	$	—

See accompanying notes to financial statements.

(1) Background

RangeMark Capital Markets, Inc. ("RCM" or the "Company"), formerly Ambac Securities, Inc., is a Delaware corporation formed in 1996 and is an indirect wholly owned subsidiary of Ambac Financial Group, Inc. ("Ambac"). Ambac, through its subsidiaries, provided financial guarantees and financial services to entities in both the public and private sectors around the world. The long-term senior unsecured debt of Ambac is rated CC with a negative outlook by Standard & Poor's Ratings Service, a Standard & Poor's Financial Services LLC business ("S&P"), and C by Moody's Investors Services, Inc. ("Moody's"). Ambac's principal financial guarantee operating subsidiary, Ambac Assurance Corporation ("Ambac Assurance"), a guarantor of public finance and structured finance obligations, has an R (Regulatory Intervention) financial strength rating by S&P, and a Caa2 financial strength rating on review for possible upgrade from Moody's. These ratings reflect multiple downgrades in Ambac Assurance's financial strength ratings from June 2008 through 2010. Ambac Assurance has not written a meaningful volume of financial guarantee business since November 2007. Further, Ambac's existing investment agreement and derivative product portfolios are in active runoff, which may result in transaction terminations, settlements, restructuring, assignments of and scheduled amortization of contracts. In the course of managing the inherent risks of these portfolios during runoff, Ambac may enter into new financial instrument transactions for hedging purposes to the extent it is able to do so. Ambac's principal business strategy going forward is to increase the residual value of its financial guarantee business by mitigating losses on poorly performing transactions and maximizing the yield on its investment portfolio.

RCM registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and became a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") in 1997. The Company is registered as a broker-dealer in 49 states and the District of Columbia. Under its current Membership Agreement with FINRA, dated March 21, 2005, RCM is authorized to engage in a private placement securities business. RCM's principal business has been the placement of guaranteed investment contracts written by Ambac Capital Funding, Inc. ("ACFI"), an affiliate. As a result of the changes in Ambac's business focus following the rating agency downgrades described above, ACFI did not write any new guaranteed investment contracts and RCM did not generate placement agency fees in 2009. Future placement agency fees are currently dependent on new guaranteed investment contracts written by ACFI and as such it is uncertain whether the Company will have any placement agency fees in the future.

RCM's business strategy going forward involves expansion into new business lines of underwriting and debt trading. The Company is currently in the process of preparing a revised business plan pursuant to Membership and Registration Rule 1017(b)(2) as part of a filing with FINRA that will seek authorization of a material change in business operations to permit the Company to perform "best-efforts" underwriting and certain debt-trading activities. RCM believes that the proposed underwriting and debt-trading activities are a natural evolution of its core private placement business. The Company expects to leverage its current expertise, primarily in structuring, offering and selling asset-backed securities ("ABS"), mortgage-backed securities ("MBS"), and other structured financial products in private transactions, to: (i) underwriting on a best-efforts basis public offerings of similar types of securities; and (ii) effect resales of privately offered securities in the 144A marketplace and secondary market transactions in publicly offered debt securities. Additionally, RangeMark Financial Services, Inc. ("RangeMark"), a subsidiary of Ambac and direct parent of RCM, has initiated a process to separate from Ambac and operate as an independent

company. None of these anticipated business strategies have had an effect on the Company's financial position or results of operations through December 31, 2009.

The financial strength rating downgrades of Ambac and Ambac Assurance as described above, along with regulatory actions to date on Ambac Assurance, specifically the establishment of, and the rehabilitation proceedings initiated by the Office of the Commissioner of Insurance of the State of Wisconsin of the segregated account of Ambac Assurance, have adversely impacted Ambac's ability to generate new business and will negatively impact Ambac's and Ambac Assurance's future business, operations and financial results. Ambac's liquidity and solvency, both on a near-term basis and a long-term basis, is largely dependent on dividends and other payments from Ambac Assurance and on the residual value of Ambac Assurance. As a result of the segregated account rehabilitation proceedings, it is highly unlikely that Ambac Assurance will be able to make dividend payments to Ambac for the foreseeable future. While Ambac management believes that Ambac will have sufficient liquidity to satisfy its needs through the second quarter of 2011, no guarantee can be given that it will be able to pay all of its operating expenses and debt service obligations thereafter, and its liquidity may run out prior to the second quarter of 2011. The circumstances at Ambac, RCM's ultimate parent holding company, could have a material adverse impact on RCM's ability to execute its future business strategies. As a result of uncertainties associated with the aforementioned factors, management has concluded that there is substantial doubt about the ability of RCM to continue as a going concern. RCM's financial statements as of December 31, 2009 and for the year then ended are prepared assuming the Company continues as a going concern and do not include any adjustment that might result from its inability to continue as a going concern.

(2) Summary of Significant Accounting Policies

(a) Principles of Presentation

The accompanying financial statements have been prepared on the basis of U.S. generally accepted accounting principles (GAAP). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported revenues and expenses during the reporting period. Actual results could differ from those estimates.

(b) Revenue and Expense Recognition

Revenue is earned upon the placement of guaranteed investment contracts by ACFI. RCM charges a placement agency fee for each contract placed. Revenue and expenses are recognized on an accrual basis of accounting.

(c) Cash and Cash Equivalents

For purposes of the statements of financial condition and cash flows, the Company considers all short-term investments with a maturity at the date of purchase of three months or less to be cash

equivalents. Cash and cash equivalents consist of investments in money market funds at December 31, 2009.

(3) Income Taxes

Pursuant to a tax sharing agreement with Ambac, amounts assessed/reimbursed are based upon separate return calculations made as if the Company had filed its own income tax returns on a stand-alone basis. Under the tax sharing agreement, the Company is entitled to reimbursement of tax assets due from Ambac relating to any losses used by Ambac in a consolidated tax return.

The total tax expense (benefit) differs from the amounts computed by applying the statutory U.S. Federal income tax rate because of the following:

		2009	%
Federal tax on income at statutory rate	$	(44,141)	35.0%
Valuation Allowance		279,517	(221.6)
Total tax expense (benefit)	$	235,376	(186.6%)

The Company accrued New York State and City tax expense at the statutory rate. The Company currently conducts all business in New York.

As a result of losses and the related impact on the cash flows at the group consolidated level, Ambac management believes it is more likely than not that Ambac will not generate sufficient taxable income to recover the deferred tax operating asset and has established a full valuation allowance against the operating portion of its deferred tax asset. Accordingly, RCM management believes it is more likely than not that the Company's losses will not be used in a consolidated tax return of Ambac and has established a full valuation allowance of $279,517 against its deferred tax assets. Therefore, there is no net income tax receivable as of December 31, 2009.

(4) Related Party Transactions

In the ordinary course of business, the Company participates in a variety of administrative transactions with its affiliates. Transactions involving related parties cannot be presumed to be carried out on an arm's length basis. The nature of these transactions and their related effect on the Company's financial statements at December 31, 2009 were as follows:

Related Party Revenue

Pursuant to the terms of the Placement Agency Fee Agreement, dated January 1, 2005, by and between the Company and ACFI, a payment is made to the Company for the placement of guaranteed investment contracts written by ACFI. For the year ended December 31, 2009, there was no revenue for placement agency fees. There were no placement agency fees due from ACFI as of December 31, 2009.

Allocated Expenses

On January 1, 1997, the Company entered into an expense sharing and cost allocation agreement with Ambac Assurance to assure proper allocation of expenses between the two affiliates. The principal banking functions, including payment of licensing, filing fees and other administrative expenses, for the Company are performed by Ambac Assurance. Additionally, the compliance and accounting functions are performed by Ambac Assurance employees. Expense allocation between the Company and Ambac Assurance is based on the compensation and time spent on the Company's books and records. The Company recorded an expense of $35,563 representing compensation and other administrative expenses paid by Ambac Assurance on behalf of the Company for the year ended December 31, 2009. The Company reimburses Ambac Assurance for these costs on a monthly basis.

(5) Fair Value of Financial Instruments

At December 31, 2009, the fair values of the Company's financial instruments, which include only investments in money market funds, were not materially different from their respective carrying values.

(6) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At December 31, 2009, the Company had net capital, as adjusted, of $533,839, which was $ 433,839 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.01 to 1

Schedule I

RANGEMARK CAPITAL MARKETS, INC.

(An Indirect Wholly Owned Subsidiary of
Ambac Financial Group, Inc.)
Computation of Net Capital
Under Rule 15c3-1 of the
Securities and Exchange Commission

December 31, 2009

Total stockholder's equity per statement of financial condition	$	594,592
Deductions and/or charges:		
Nonallowable assets:		
Receivables, net of allowable receivables		36
Prepaid expenses and other assets		49,664
Net capital, as filed on X-17A-5, before haircuts on securities positions		544,892
Less haircuts on securities positions		11,053
Net capital, as filed on X-17A-5	$	533,839
Net capital requirement:		
Aggregate indebtedness	$	7,775
Minimum net capital requirement (greater of 6 2/3% of aggregate indebtedness or $100,000)	$	100,000
Excess net capital	$	433,839
Ratio of aggregate indebtedness to net capital		0.01 to 1.0

Note: The above computation does not differ from the FOCUS report computation filed by the Company on Form X-17a-5 on January 27, 2010.

See accompanying independent auditors' report.

Schedule II

RANGEMARK CAPITAL MARKETS, INC.

(An Indirect Wholly Owned Subsidiary of
Ambac Financial Group, Inc.)
Computation for Determination of Reserve Requirements
and Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of Securities and Exchange Commission

December 31, 2009

The Company is exempt from the provisions of Rule 15c3-3 as of December 31, 2009, under the Securities and Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragragh (k)(2)(i) and (k)(2)(ii) of the Rule.



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Independent Auditors' Report

The Board of Directors and Shareholder
RangeMark Capital Markets, Inc.:

In planning and performing our audit of the financial statements of RangeMark Capital Markets, Inc. (the Company) (an indirect wholly owned subsidiary of Ambac Financial Group, Inc.) as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregated indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verification, and comparisons and recordation of the differences required by Rule 17a-13
2. Complying with the requirement for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



Because of inherent limitation in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectives of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a significant deficiency, or combination of significant deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulation Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

April 15, 2010